REORGANIZATION
At a regular meeting of the Board of Trustees held on December 7, 2006, the Trustees of the Evergreen
Large Cap Value Fund ("Fund") approved a Plan of
Reorganization (the "Plan"). Under the Plan,
Evergreen Intrinsic Value Fund, another series of the Trust, will acquire the assets and assume the liabilities of the Fund in exchange for shares of Evergreen Intrinsic Value Fund. A special meeting of shareholders of the Fund will be held on May 21, 2007 to consider and vote on the Plan.
On or about March 19, 2007, materials for this meeting will be mailed to shareholders of record on February 28, 2007.